.EX-99.1

Changes in Affiliates (Addition)

POSCO South East Asia Pte. Ltd. was established to sell steel products, offshore pipes and etc.
Posteel holds 51.0% while HG Metal and NOVO Group each hold 24.5% of POSCO South East Asia Pte. Ltd.

1. Details:

• Company Name: POSCO South East Asia Pte. Ltd.

• Total Assets (KRW): 2,502,600,000

• Total Shareholders’ Equity (KRW): 2,502,600,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 2,502,600,000